UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TherapeuticsMD, Inc.

(Name of Subject Company)

TherapeuticsMD, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Hugh O’Dowd

Chief Executive Officer

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, FL 33431

Telephone: (561) 961-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Marlan Walker General Counsel TherapeuticsMD, Inc. 951 Yamato Road, Suite 220 Boca Raton, FL 33431 Telephone: (561) 961-1900	Joshua M. Samek, Esq. J.A. Glaccum, Esq. DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, Florida 33131 Telephone: (305) 423-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by TherapeuticsMD, Inc., a Nevada corporation (the “Company,” “TherapeuticsMD,” “we,” “our” or “us”), with the Securities and Exchange Commission on June 13, 2022 (the “Schedule 14D-9”), relating to the cash tender offer by Athene Merger Sub, Inc. (“Merger Sub”), a Nevada corporation and wholly-owned subsidiary of Athene Parent, Inc., a Nevada Corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $10.00 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 27, 2022, by and among the Company, Parent and Merger Sub, the Offer to Purchase, dated as of June 6, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Transactions” is hereby amended as follows:

On page 18, the first full paragraph is amended and supplemented by adding the following sentences as the fourth and fifth sentences of the paragraph:

Substantially all of the confidentiality agreements signed in connection with the Company’s attempted refinancing processes included a customary standstill provision for the benefit of the Company that permitted the counterparty and its affiliates to initiate private discussions with, and submit confidential private proposals to, the Company. None of the confidentiality agreements contained a provision prohibiting the participants in the process from making any request that the Company waive the standstill restriction, known as a “don’t ask/don’t waive” provision.

On page 18, the fifth full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

Mr. Borkowski left the Company to pursue other opportunities.

On page 19, the first full paragraph is amended and supplemented by adding the following sentence as the second sentence of the paragraph.

Mr. Finizio’s departure was part of a CEO succession plan.

On page 19, the final paragraph is amended and restated as follows (new language underlined):

A total of 27 parties engaged in the process signed confidentiality agreements with the Company, including six potential strategic parties and 21 potential financial sponsors. All of the confidentiality agreements included a customary standstill provision for the benefit of the Company that permitted the counterparty and its affiliates to initiate private discussions with, and submit confidential private proposals to, the Company. Eight of the confidentiality agreements (including Bidder Party C) contained “fallaway” provisions pursuant to which either the confidentiality agreement would be terminated or the standstill provision would no longer be applicable in certain circumstances. The standstill provision in Bidder Party C’s confidentiality agreement is no longer in effect. None of the confidentiality agreements contained a provision prohibiting the participants in the strategic process from making any request that the Company waive the standstill restriction, known as a “don’t ask/don’t waive” provision. Of the 27 parties that signed confidentiality agreements, four ultimately submitted non-binding indications of interest to acquire the Company – EW, “Bidder Party A,” “Bidder Party B” and “Bidder Party C.”

On page 20, the fifth paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

The indication of interest noted that EW could be a “value-added partner to management and the company,” that EW takes “the approach of partnering with our portfolio companies and management teams to help grow each company,” and that a key component of EW’s previous experience in building high growth companies in the pharmaceutical space “is each company was led by a highly experienced, successful management team.” Neither this indication of interest nor any subsequent communication otherwise mentioned management retention or director participation in the surviving corporation or any terms for management compensation or equity participation in the surviving corporation.

On page 22, the fourth full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

Mr. D’Arecca resigned to become the Chief Financial Officer of another public company.

The subsection of Item 4 of the Schedule 14D-9 entitled “Summary of Greenhill’s Financial Analysis” is hereby amended as follows:

On page 38, the paragraph under the subsection “Other” is amended and restated as follows (new language underlined):

For the information of the Board of Directors and for reference purposes only, Greenhill observed that the most recent publicly available price target for the Company’s Common Stock, published on May 16, 2022, by Cantor Fitzgerald, the sole Wall Street research firm~~analyst~~ that covers the Company, was $1.00 per share.

On page 39, the second full paragraph is amended and restated as follows (new language underlined):

Greenhill has acted as financial advisor to the Company in connection with the Transaction. Except in connection with Greenhill’s engagement as financial advisor to the Company in connection with the Strategic Process and the Financing Process, during the two years preceding the date of its opinion Greenhill had not been engaged by, performed any services for or received any compensation from the Company, Parent or their respective affiliates. Under the terms of Greenhill’s engagement with the Company, the Company has agreed to pay Greenhill a monthly advisory fee in the amount of $125,000 per month since January 2022. The Company has agreed to pay Greenhill a fee for rendering its opinion equal to $1,000,000 and an M&A Transaction advisory fee in the amount of $3,250,000, which includes the $1,000,000 opinion fee, the principal portion of which is contingent on the consummation of the Transaction. The Company has also agreed to pay Greenhill a fee in the amount of $250,000 in connection with certain amendments to or waivers under the Company’s Financing Agreement entered into in connection with the Transaction, $125,000 of which would be credited against the M&A Transaction advisory fee. Pursuant to its engagement agreement with the Company, Greenhill would also be entitled to be paid certain advisory fees if, rather than the Transaction, the Company had engaged or does engage in certain restructuring or financing transactions, including, in addition to the monthly advisory fee referenced above, a $3,250,000 restructuring transaction fee if the Company consummated a restructuring transaction and additional financing fees depending upon the type of capital raised. In addition, the Company agreed to indemnify Greenhill for certain liabilities arising out of its engagement.

The subsection of Item 4 of the Schedule 14D-9 entitled “Company Management’s Unaudited Projections” is hereby amended as follows:

On page 40, the first full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

In assessing the effects the Manufacturing Failure Rates would have on projected cost of goods sold, the Company examined historical rates and, using its business and industry knowledge, updated such rates to reflect manufacturing process improvements and the supplemental New Drug Application approval.

On page 40, the third full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

Further, the Projections were prepared based on the explicit assumption that the Company would have sufficient capital to fund its operations during the forecasted period, which it currently does not.

On page 40, the last paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

The information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “—Forward-Looking Statements.”

The subsection “Projections” beginning on page 41 is deleted and replaced with the following:

The following tables present summary selected unaudited projected financial information for the Company on a standalone basis prepared by management in connection with the review of the proposed strategic transaction with Parent and Merger Sub as provided to Parent.

January Projections:

(in thousands)	Fiscal Year
	2022	2023	2024	2025	2026
Revenue, Net:
Product	$132,061	$236,250	$371,027	$537,559	$698,566
License/royalty revenue	$1,000	$2,000	$3,000	$4,000	$5,000
Total revenue, net	$133,061	$238,250	$374,027	$541,559	$703,566
Cost of goods sold	$22,919	$40,742	$63,960	$92,608	$120,312
Total gross profit	$110,142	$197,509	$310,067	$448,951	$583,254
Operating Expenses:
Selling and marketing	$80,885	$89,326	$142,603	$143,124	$148,918
General and administrative	$54,138	$55,762	$58,096	$60,532	$63,076
Research and development	$11,457	$11,801	$24,614	$15,643	$14,917
Total operating expenses	$146,481	$156,889	$225,313	$219,299	$226,911
Operating income (loss)	$(36,339)	$40,620	$84,755	$229,652	$356,343
Non-cash compensation	$9,564	$9,851	$10,343	$10,860	$11,403
Depreciation and amortization	$4,541	$4,995	$5,495	$6,044	$6,648
Adjusted EBITDA	$(22,234)	$55,465	$100,592	$246,556	$374,395

April Projections:

(in thousands)	Nine months ended December 31, 2022	Fiscal Year
		2023	2024	2025	2026
Revenue, Net:
Product	$107,550	$236,250	$371,027	$537,559	$698,566
Revenue from vitaCare	$25	—	—	—	—
License/royalty revenue	$750	$2,000	$3,000	$4,000	$5,000
Total revenue, net	$108,325	$238,250	$374,027	$541,559	$703,566
Cost of goods sold	$20,681	$43,873	$67,758	$98,306	$127,719
Total gross profit	$87,644	$194,377	$306,269	$443,253	$575,847
Operating Expenses:
Selling and marketing	$64,291	$89,326	$142,603	$143,124	$148,918
General and administrative	$49,408	$67,876	$72,076	$76,707	$79,251
Research and development	$9,357	$11,801	$24,614	$15,643	$14,917
Total operating expenses	$123,056	$169,003	$239,293	$235,474	$243,086
Operating income (loss)	$(35,413)	$25,374	$66,976	$207,779	$332,761
Non-cash compensation	$5,936	$9,851	$10,343	$10,860	$11,403
Depreciation and amortization	$3,120	$4,995	$5,495	$6,044	$6,648
Adjusted EBITDA	$(26,357)	$40,219	$82,814	$224,684	$350,813

May Projections:

(in thousands)	Nine months ended December 31, 2022	Fiscal Year
		2023	2024	2025	2026
Revenue, Net:
Product	$114,150	$236,250	$371,027	$537,559	$698,566
Revenue from vitaCare	$25	—	—	—	—
License/royalty revenue	$750	$2,000	$3,000	$4,000	$5,000
Total revenue, net	$114,925	$238,250	$374,027	$541,559	$703,566
Cost of goods sold	$21,498	$42,370	$66,230	$96,014	$124,739
Total gross profit	$93,427	$195,880	$307,797	$445,545	$578,827
Operating Expenses:
Selling and marketing	$64,291	$89,326	$142,603	$143,124	$148,918
General and administrative	$49,408	$67,876	$72,076	$76,707	$79,251
Research and development	$9,357	$11,801	$24,614	$15,643	$14,917
Total operating expenses	$123,056	$169,003	$239,293	$235,474	$243,086
Operating income (loss)	$(29,629)	$26,877	$68,504	$210,071	$335,741
Non-cash compensation	$6,046	$9,851	$10,343	$10,860	$11,403
Depreciation and amortization	$3,120	$4,995	$5,495	$6,044	$6,648
Adjusted EBITDA	$(20,464)	$41,723	$84,342	$226,976	$353,793
Milestone Payments (Annovera Licensing)	—	$(40,000)	$(40,000)	—	$(40,000)
Net working capital changes	$(38,093)	$7,954	$1,627	$(29,954)	$(25,421)
Capital expenditures	$(870)	$(1,995)	$(2,495)	$(3,044)	$(3,648)
Cash taxes(1)	—	$(162)	$(324)	$(1,080)	$(1,755)
Unlevered free cash flow	$(59,426)	$7,520	$43,150	$192,898	$282,968

(1)

Reflects management expectations of minimal cash taxes due at the federal level due, in part, to significant net operating losses of $885.1 million (as of December 31, 2021) and at the state level due to net operating losses of $38.0 million (as of December 31, 2021). Actual state cash taxes paid in projected future periods could vary due to certain state limitations on the use of NOL carryforwards, pre-tax income in an amount exceeding management’s current estimates, and other factors.

The table below presents liquidity projections for the Company on a standalone basis prepared by management in connection with the review of the proposed strategic transaction with Parent and Merger Sub as provided to Greenhill. This liquidity forecast was based on the Company’s standalone operations without giving effect to any new capital, interest payments, or debt repayment and was prepared for analytical purposes only.

						Week Split
($s in thousands)						Six Days	1 Day
	5/27/2022	6/3/2022	6/10/2022	6/17/2022	6/24/2022	6/30/2022	7/1/2022	7/8/2022	7/15/2022	7/22/2022	7/29/2022	8/5/2022	8/12/2022
Total Net Receipts	$7,993	$4,592	($486)	$4,694	$1,362	$1,450	$597	$2,491	($1,456)	$1,097	$3,057	($623)	$2,292
Corporate Expenses	(3,803)	(3,015)	(2,654)	(1,250)	(2,242)	(425)	(923)	(3,448)	(250)	(2,890)	(250)	(2,330)	(550)
vitaCare Expenses	—	—	—	—	—	—	—	—	—	—	—	—	—
IT Expenses	—	—	(260)	—	—	—	—	—	—	(140)	—	(185)	(75)
Commercial Expenses	(359)	(395)	(1,879)	(262)	—	—	(1,335)	—	—	(462)	—	(2,455)	(2,474)
Production Cost	(316)	(282)	—	(505)	(608)	—	(150)	—	(1,038)	—	—	—	—
A/P Aging - Other	(300)	(300)	(300)	(300)	(300)	—	(300)	(300)	(300)	(300)	(300)	(600)	(600)
Interest / Debt Repmt	—	—	—	—	—	—	—	—	—	—	—	—	—

Net Cash Flow	$3,216	$599	($5,579)	$2,377	($1,788)	$1,025	($2,111)	($1,257)	($3,044)	($2,695)	$2,507	($6,193)	($1,406)

Beginning Cash	19,297	22,513	23,112	17,533	19,910	18,122	19,147	17,036	15,779	12,735	10,039	12,546	6,354

Ending Cash	$22,513	$23,112	$17,533	$19,910	$18,122	$19,147	$17,036	$15,779	$12,735	$10,039	$12,546	$6,354	$4,948

Item 8. Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is hereby amended and restated as follows (new language underlined):

Legal Proceedings.

~~As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.~~

On June 15, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against the Company and the individual members of the Company’s Board, captioned O’Dell v. TherapeuticsMD, Inc., et al., Case No. 1:22-cv-5001 (the “O’Dell Complaint”). On June 20, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against the Company and the individual members of the Company’s Board (other than Mr. O’Dowd), captioned Ravichandran v. TherapeuticsMD, Inc., et al., Case No. 1:22-cv-05160 (the “Ravichandran Complaint”). On June 20, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against the Company and the individual members of the Company’s Board, captioned Wilson v. TherapeuticsMD, Inc., et al, Case No. 1:22-cv-05172 (the “Wilson Complaint”). On June 24, 2022, a stockholder complaint was filed in the United States District Court, Eastern District of New York, against the Company and the individual members of the Company’s Board, captioned Coffman v. TherapeuticsMD, Inc., et al., Case No. 1:22-cv-03736 (the “Coffman Complaint”). On June 26, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against the Company and the individual members of the Company’s Board and certain members of management, captioned Woolard v. TherapeuticsMD, Inc., et al., Case No. 1:22-cv-05392 (the “Woolard Complaint” and together with the O’Dell Complaint, the Ravichandran Complaint, the Wilson Complaint, and the Coffman Complaint, the “Federal Stockholder Complaints”).

Each of the Federal Stockholder Complaints assert that the defendants violated Section 14(e), Section 14(d) and Section 20(a) of the Exchange Act and certain rules and regulations promulgated thereunder by allegedly making false and misleading statements, or failing to disclose allegedly material facts necessary to make the statements made not misleading, relating to the Merger in this Schedule 14D-9, including allegations relating to the background of the Merger, financial projections, and analyses of the Company’s financial advisor.

The Company believes that the Federal Stockholder Complaints are without merit. However, in order to avoid the costs, risks and uncertainties inherent in litigation, and to moot the allegations contained in the Federal Stockholder Complaints, the Company is providing certain additional disclosures (“Supplemental Disclosures”) in this Amendment. The Supplemental Disclosures should not be regarded as an indication that the Company, EW Healthcare Partners, or the Company’s or EW Healthcare Partners’ respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material; rather, the Company believes that the Schedule 14D-9 as filed on June 13, 2022 disclosed all necessary information and denies that any additional disclosures are or were required under any federal or state law.

Additional complaints may be filed in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional similar lawsuits are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings. In addition to the complaints referenced above, eight demand letters have been received from purported stockholders of TherapeuticsMD as of the date of this filing, each asserting disclosure claims similar to those asserted in the Federal Stockholder Complaints.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 28, 2022

THERAPEUTICSMD, INC.

By:	/s/ Marlan D. Walker
Marlan D. Walker
Title: General Counsel and Secretary